FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 For May 7, 2003

                        Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                 (Translation of registrant's name into English)

                                110 Fulbourn Road
                                Cambridge CB1 4NJ
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F   X           Form 40-F
                          _____                    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                No   X
                           _____            _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                ARM HOLDINGS PLC


                                INDEX TO EXHIBITS


Item
1.            Press release dated April 7, 2003
2.            Press release dated April 14, 2003
3.            Press release dated April 14, 2003
4.            Press release dated April 15, 2003
5.            Press release dated April 15, 2003
6.            Press release dated April 22, 2003
7.            Press release dated April 22, 2003
8.            Press release dated April 22, 2003
9.            Press release dated April 22, 2003
10.           Press release dated April 23, 2003
11.           Press release dated April 29, 2003
12.           Press release dated April 29, 2003
13.           Press release dated May 2, 2003

                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 7, 2003
                                            ARM HOLDINGS PLC.


                                            By:  /s/Tim Score
                                            Name: Tim Score
                                            Title: Chief Financial Officer

                                                                          Item 1

Apr. 7, 2003

                                 MEDIA ADVISORY


            SIR ROBIN SAXBY TO DELIVER KEYNOTE ADDRESS AT 15TH ANNUAL
                          EMBEDDED SYSTEMS CONFERENCE

           ARM Chairman to discuss the future convergence of embedded technology and biotechnology

What: ARM today announced that Sir Robin Saxby, will deliver the keynote address at the 15th annual Embedded Systems Conference
                  (ESC). The event provides a unique opportunity for design engineers, technical managers and developers to learn about leading-edge techniques that address programming and real-time design challenges. Attendees will also have the opportunity to test the latest embedded hardware and software technology products from ARM and other leading companies.

                  Sir Robin Saxby's keynote address, "Turning Good Design into Good Science: The Future Convergence of Embedded Technology and Biotechnology", will discuss his vision of the future of embedded computing technology and explore new applications, focusing on chip technology converging with bioscience. He will also comment on changing global economics, as China and India in particular, have a greater influence on global technology markets.

Where: Moscone Center, San Francisco, Calif., on Wednesday, 23 April at 10.15-11.45am.

Who: ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, power-efficient processors, peripherals, and system-on-chip designs to leading international electronics companies, and provides comprehensive support required in developing a complete system solution.


                                    - ends -

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 2

UNDER EMBARGO UNTIL 10AM UK TIME ON MONDAY, 14 APRIL 2003


Key message notes for journalists and analysts:

o MediaQ is a new ARM Partner in mobile and consumer entertainment segments; expands ARM presence in mobile and handheld device markets
o ARM922T core is an ideal semiconductor IP offering for low-power, high-performance applications
o    MediaQ provides superior graphics and multimedia processor solutions


         MEDIAQ LICENSES ARM9 CORE TO DEVELOP APPLICATION PROCESSOR FOR
                                HANDHELD DEVICES

     MediaQ developing energy-efficient SoC based on ARM922T processor core

CAMBRIDGE, UK AND SANTA CLARA, CALIF. - Apr. 14, 2002 - ARM [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and MediaQ, Inc., a leading developer of multimedia platform controllers for handheld devices, today announced that MediaQ has licensed the ARM922T(TM) embedded processor core for use in the soon-to-be announced energy-efficient, application processor for multimedia centric portable devices. MediaQ will implement the ARM922T core in a low-power SoC that boosts multimedia application performance for handhelds such as PDAs and mobile handsets.

"MediaQ has selected the ARM922T core as the foundation for its new generation of energy-efficient applications processors that will bring high-end multimedia capabilities to attractively priced handhelds," said Elie Antoun, president and CEO, MediaQ. "The popular ARM9(TM) family CPU core will be complimented by our hardware acceleration technologies that will create a uniquely crafted SoC for the mobile market space."

MediaQ products share a common architecture that intelligently integrates video and graphics acceleration engines with advanced peripheral connectivity, boosting graphics, multimedia and application performance while reducing system power consumption.

"MediaQ offers a compelling approach to meeting the challenge of converging technologies and requirements for increased graphics and multi-media functionality in mobile, power-constrained applications," said John Rayfield, VP, US marketing for ARM. "Implementation of the ARM922T processor core will enable MediaQ to achieve the power and price/performance metrics needed to deliver an IC solution that addresses the requirements of today's feature-rich PDAs and smart phones."

The ARM922T hard macrocell is suitable for a wide range of OSs such as Linux, PalmOS, SymbianOS and WindowsCE. Built around the high-performance ARM9TDMI(R) 32-bit RISC CPU, the ARM922T core features 8k instruction and data caches, memory management unit (MMU), AMBA(TM) methodology-compliant interfaces and support for the ARM(R) real-time trace technology.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

About MediaQ
MediaQ, Inc. develops highly integrated semiconductors and accompanying software that are focused on delivering the best visual experience on mobile handheld devices. Key customer segments are PDAs, Smart Phones and next-generation color-based cell phones. MediaQ's core technologies enhance visual display capabilities, improve connectivity, and minimize chip and system-level power consumption. The company enhances its semiconductor product offerings with a comprehensive set of software, including drivers for the major operating systems and APIs that minimize OEM product development time. Founded in 1997, MediaQ is a privately held company headquartered in Santa Clara, CA. For additional information about MediaQ, call 408-733-0080 or visit http://www.mediaq.com.

                                      ENDS


ARM and ARM9TDMI are registered trademarks of ARM Limited. ARM9, ARM922T and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 3

UNDER EMBARGO UNTIL 10AM UK TIME ON MONDAY, 14 APRIL 2003

Key message points for journalists and analysts:

o ARM Partners aiming to combine DSPs and ARM microprocessors on one chip will now gain access to pre-verified IP

o ARM builds the value of the PrimeXsys Platform with addition of essential digital signal processing technology from two leading DSP IP companies, providing DSP choice to OEMs and semiconductor vendors

o As the PrimeXsys Community Program gains yet more Partners, the Program gains momentum and proves its own value and strength

                     ARM PRIMEXSYS COMMUNITY PROGRAM EXPANDS
                     FURTHER WITH ADDITION OF DSP IP VENDORS

       New members add integrated DSP functionality to PrimeXsys Platforms


CAMBRIDGE, UK - Apr. 14, 2003 - ARM [(LSE:ARM);(Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that LSI Logic and ParthusCeva have joined the ARM(R) PrimeXsys(TM) Community Program. As members of the Program, these two leading Digital Signal Processor (DSP) Intellectual Property (IP) companies will interface their leading-edge DSP cores with ARM PrimeXsys Platforms.

DSP technology is now a well-established, fundamental and independent processor technology. It can be found at the heart of a wide range of digital electronics devices, from portable audio players through mobile phones to set-top boxes, and is often employed in conjunction with microprocessor cores such as those designed by ARM. However, because of the increasing use of DSPs alongside microprocessor cores, issues surrounding integration of DSPs with microprocessors has now become an important design consideration.

Developers of ARM microprocessor core-based devices wishing to integrate DSP IP cores into their solutions can now gain access to pre-integrated, pre-validated DSP hardware and software IP through the PrimeXsys Platform, resulting in faster time-to-market, reduced development cost and risk, and reusability.

"DSP core technology is an important part of many applications, such as the intensive data processing requirements of mobile phones and networking system-on-chips (SoC). It is vital that we provide our development community with the best solutions possible to integrate the ARM cores and DSP cores together on one piece of silicon, through a platform approach," said Matt Byatt, DSP program manager, ARM. "LSI Logic and ParthusCeva are widely recognized as leaders in their fields and will contribute valuable IP and expertise to the PrimeXsys Community. The addition of these two companies will benefit the Community by helping to address the significant issues associated with integrating multi-core SoCs "

"The ARM PrimeXsys Platform is a significant step forward in enabling multiprocessor SoC designs," said Tuan Dao, vice president, DSP Products Division, LSI Logic. "LSI Logic brings its world-class ZSP signal processing technology to the PrimeXsys Community, built on decades of SoC and ASIC leadership in a broad range of applications including consumer, communication and storage products."

"It is encouraging to see companies such as ARM delivering solutions such as the PrimeXsys Platform, which enables silicon designers to bring their products to market quickly," said Sean Mitchell, VP Strategic Marketing, ParthusCeva. "Combining ParthusCeva IP into the PrimeXsys Platform will result in a powerful package that will bring increased benefits by enabling system designers to accelerate the time-to-market for combined DSP and microprocessor designs."


About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.


                                    - ends -

ARM is a registered trademark of ARM Limited. PrimeXsys is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq:
ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 4

UNDER EMBARGO UNTIL 10AM UK TIME ON TUESDAY, 15 APRIL 2003

Key message notes for journalists and analysts are:

o The ARM EDA Partnership Program is supported by many of the industry's leading EDA vendors including Aptix, Cadence, Mentor Graphics, Synopsys and Verisity. ARM IP requires close working with EDA tools in order to get the best performance, smallest size and quickest use.

o As an EDA Partner, Aptix's prototyping solutions will be closely integrated with ARM core modules, providing high-speed virtual prototypes of the SoC, thereby shortening development cycles.

o Prototyping ARM core-based systems prior to silicon mitigates risk and cost and ultimately reduces time-to-market.


                     APTIX JOINS ARM EDA PARTNERSHIP PROGRAM

                 Aptix powerful pre-silicon prototyping products support development of ARM core-based system-on-chip designs

CAMBRIDGE, UK and SAN JOSE, CALIF. -Apr. 15, 2003 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, and Aptix Corporation, today announced that Aptix has joined the ARM(R) Electronic Design Automation (EDA) Partnership Program. Aptix provides high-performance pre-silicon prototyping products that enable developers to prototype a complete system-on-chip (SoC), which includes peripherals, memory and an ARM microprocessor core, quickly and cost-effectively.

The ARM EDA Partnership Program enables developers to choose from a wide choice of design tools, from leading EDA vendors, in the knowledge that the tools are compatible with the ARM IP, supplied with the tools. This Partnership ultimately provides engineers with the tools for faster and more accurate development of complex SoC-based products. The Aptix-supplied combination of ARM Integrator(TM) Core Modules and the Aptix FPGA-based pre-silicon prototype solution enables developers to complete software and hardware development before moving to silicon, so significantly shortening the development cycle and improving confidence in the design.
"Our partnership with ARM enhances our ability to deliver a total solution through our System Explorer products, to our customers, that accelerates the design cycle of new products and reduces the risk of expensive design re-spins," said Charlie Miller, senior vice president of marketing and business development, Aptix. "We have many customers who have successfully completed development projects using the ARM7(TM) core family and the ARM9(TM) core family, and some are now working with the ARM11(TM) microarchitecture."

"The ARM EDA Partnership Program brings together the best SoC technology from both companies and delivers a one-stop reliable solution for Aptix emulator-based ARM SoC prototyping, that will further reduce time-to-market, decrease design costs and improve the performance of sophisticated SoC products," Noel Hurley, EDA relationship manager, ARM.

Aptix products, like System Explorer(TM) and Software Integration Station(TM), now support ARM Integrator Core Modules, which provide the ARM processor personality in the system. Aptix System Explorer MP3CF and MP4CF platforms are particularly suitable for wireless communications and imaging applications that incorporate fixed-pin prototyping components such as CPUs, DSPs and memory cards. Aptix Software Integration Station provides a low-cost platform for software developers needing a validated cycle-accurate hardware platform for firmware and application software development.

About the ARM EDA Partnership Program
The ARM EDA Partnership Program brings together ARM's expertise in reusable intellectual property (IP) generation and IP modeling, with the electronic design automation (EDA) tool and methodology expertise of leading EDA tool vendors to develop faster, more accurate, routes to system-on-chip (SoC) products. Members of the ARM EDA Partner Program are some of the industry's best known tool vendors including: Aptix, Axis Systems, AXYS Design Automation, Cadence, CoWare, Mentor Graphics, Summit, Synopsys, Verisity, and Virtio.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

About Aptix
Aptix Corporation is a leading provider of high-performance pre-silicon prototype (PSP) solutions to System-on-Chip (SoC) developers, enabling them to accelerate their time-to-market, reduce costs and improve their product performance. Aptix's reconfigurable and portable PSPs enable hardware developers to integrate custom logic and to verify and debug complex SoC designs in a real-world environment and software developers to accelerate the firmware and application software development timeline. In addition, these flexible prototypes can be deployed for field-testing and to multiple customers for evaluation, providing a development head start. Visit Aptix on the web at http://www.aptix.com. Aptix is headquartered at 1338 Ridder Park Drive, San Jose, CA 95131.

                                      ENDS


ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM11 and Integrator are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

Aptix is a registered trademark of Aptix Corporation. System Explorer and Software Integration Station are trademarks of Aptix Corporation.

                                                                          Item 5

Apr. 15, 2003

       ARM to Demonstrate Key Technologies at Embedded Systems Conference


What: ARM will demonstrate a range of its 16/32-bit embedded RISC microprocessor solutions at the Embedded Systems Conference:

         o   ARM Technical Seminar:
             o Capturing Design Intent and Evaluating Performance with SystemC technology
             o   Wednesday, April 23 at 8.30am, in Room 301

         o   In-booth Presentations including:
             o   PrimeXsys(TM) Community Program
             o   Flexible Licensing Model
             o   ARM(R) Core Roadmap
                 o plus Partner presentations from Aptix, Cadence, Mentor Graphics, Microsoft, Montavista, Oki, PalmSource, Philips, Synopsys, and Verisity

         o   Hands-on technology demonstrations highlighting:
             o   Debug of ARM+DSP Cores
             o   RealView(R) Debugger OS Awareness
             o   Networking Awareness Debug

         o   ARM Powered(R) solution showcase including:
             o   Domain Dynamics SIM card-based voice authentication system
             o   Swerve Client 3D engine with Java MIDP2.0
             o   MBX 3D graphics acceleration
             o   Hellosoft two-channel VoIP phone application
             o PrimeXsys Community demos from Aptix, Be4, Canesta, Canon Research, Hi Corporation and Verisity
             o   Plus a wide range of off-the-shelf MCUs and ASSPs

WHERE:   Embedded Systems Conference (ESC), San Francisco, CA
         Moscone Convention Center
         Booth #1902, South Hall

WHO: ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.


                                      Ends

ARM, ARM Powered and RealView are registered trademarks of ARM Limited. PrimeXsys is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 6

UNDER EMBARGO UNTIL 10AM UK TIME, TUESDAY, 22 APRIL 2003

Key message points for journalists and analysts:

o Today the bill of materials for an IP phone is the single biggest market inhibitor to the proliferation of packet voice handset. The primary expense of an IP phone today is dominated by the presence of DSP chips.

o Traditional VoIP system architecture uses a combination of processors (controllers and DSPs) whereas HelloSoft's ARM core-based solution uses only a single processor, thus offering OEMs and semiconductor companies a low cost DSP-less IP Phone.

o HelloSoft's solution supports all VoIP functions and can be used for VoIP phone, wireless IP phone, residential gateway/integrated access devices and other VoIP enabled devices.

o    Shortens time-to-market with software being available from HelloSoft



              ARM AND HELLOSOFT DEMONSTRATE LOW COST VOIP PHONE ON
                          SINGLE DSP-ENHANCED ARM CORE

 HelloVoice(TM)software reference design on display at the 2003 ESC Conference

CAMBRIDGE, UK and SAN JOSE, CA - Apr. 22, 2003 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, and HelloSoft, Inc., a leading provider of communications software IP, today announced at the Embedded Systems Conference (ESC), San Francisco, that HelloSoft has developed a complete VoIP phone software suite fully optimized for a single ARM926EJ-S(TM) core. The software reference design implementing the phone suite, including voice codec and protocols running on the Linux operating system, is being demonstrated at ARM Booth No 1902 at ESC.

The traditional VoIP system architecture uses two processors to implement all software elements of an IP phone. The two processors - a RISC microprocessor and a DSP processor - are discrete components requiring separate memories, peripherals and buses, thus increasing cost for the end product. In addition, the two processors often require separate code development environments, one for the OS and protocols running on the RISC core and one for the codecs and other DSP components running on the DSP processor. This adds to the complexity of software development and can significantly affect the product's time-to-market.

The ARM and HelloSoft solution implements all VoIP functions including codecs, line echo cancellers, telephony components, and telephony signalling stack, on a single ARM926EJ-S core running the Linux OS. The optimized solution is powerful enough to implement two channels of voice for VoIP phones, wireless IP phones, residential gateways, integrated access devices and other VoIP-enabled devices.

"The combination of a DSP-enhanced core such as the ARM926EJ-S processor and HelloSoft's VoIP phone suite optimized to the ARM9E(TM) family, represents a major step forward in assisting OEMs and ODMs in significantly reducing the cost and complexity of developing VoIP phone systems," said Denise Kerstein, networking segment manager, ARM. "This solution will also benefit other types of products which will integrate VoIP as a service, such as cellular phones, integrated access devices, residential gateways, consumer devices and even automotive infotainment systems."

"ARM and HelloSoft are working together to drive the next inflection point in the VoIP market," said Krishna Yarlagadda, CEO and president, HelloSoft. "The effect of this ultra low cost VoIP solution from our two companies cannot be underestimated in regards to its effect on enabling the market."

The HelloVoice(TM) software reference design is a complete solution including G.711, G.726 and G.729AB vocoders, G.168-2000 Line Echo Canceller, Voice Activity Detection, Comfort Noise Generation, Jitter Buffer, Packet Loss Concealment, DTMF Tone Detection and Generation, SIP/RTP/RTCP Call Signaling and Control, and multichannel system-level framework.

The ARM926EJ-S core, which HelloSoft is utilizing, is fully synthesizable and features a DSP-enhanced, Jazelle(R) technology-enhanced 32-bit RISC CPU, flexible size instruction and data caches, tightly coupled memory (TCM) interfaces and a memory management unit (MMU). It also provides separate instruction and data AMBA(TM) bus compliant AHB interfaces particularly suitable for multi-layer AHB-based systems. The ARM926EJ-S core implements the ARMv5TEJ instruction set and includes an enhanced 16- x 32-bit multiplier, capable of single-cycle MAC operations.

Availability
Voice components are available this quarter from HelloSoft. The Integrator(TM) platform, used for the reference design, and the ARM926EJ-S core are available now from ARM.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/

About HelloSoft, Inc.
Hellosoft licenses Physical Layer and Networking Protocol Layer software to OEMs and semiconductor companies developing Voice-Over-Packet, 2.5G/3G Wireless, Wireless LAN, Digital Subscriber Line and Bluetooth devices. HelloSoft's development team has deep technical expertise in communications applications and extensive experience with ARM processors. HelloSoft's solutions are provided as a suite of integrated products that include DSP software, networking software, RTOS, a complete reference design and design services to customize these solutions per customer requirements. For more information visit www.hellosoft.com

                                      ENDS

ARM and Jazelle are registered trademarks of ARM Limited. ARM9E, ARM926EJ-S, Integrator and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 7

UNDER EMBARGO UNTIL 10AM UK TIME, TUESDAY, 22 APRIL 2003

Key message notes for journalists and analysts:

o Leading companies' collaboration on an industry DSP interface specification will ultimately result in better chips that create a better user experience

o Integration of Digital Signal Processors (DSP) and microprocessors on the same chip is a major design issue. This will be the first standard to be developed which addresses this integration, placing ARM and these Partners as industry pioneers

o This new standard will allow new and existing ARM Partners to use powerful ARM and DSP technology in future media-rich devices


      ARM COLLABORATES WITH DSP IP LEADERS ON DSP INTEGRATION SPECIFICATION


CAMBRIDGE, UK - Apr. 22, 2003 - ARM [(LSE:ARM);(Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced at Embedded Systems Conference, San Francisco, that it is collaborating with LSI Logic and ParthusCeva to develop a standard Digital Signal Processing (DSP) integration specification This specification is aimed at addressing the technical aspects surrounding the integration of DSP cores with ARM and other microprocessor cores in system-on-chip (SoC) designs. The specification will be announced in the second half of 2003 and follows the earlier announcement that LSI Logic and ParthusCeva have joined the ARM(R) PrimeXsys(TM) Community Program (see press release... ARM PrimeXsys Community Program Expands with Addition of DSP IP Vendors...Apr. 14, 2003).

Digital devices of tomorrow will offer greatly advanced functionality, combining many features into one package. Devices such as portable audio players, mobile phones and set top boxes will bring greater design challenges as they evolve to deliver this advanced functionality by combining a DSP and multiple microprocessor cores in the same SoC.

This collaboration brings together two of the industry's foremost DSP IP companies alongside ARM's leading microprocessor expertise and a number of ARM's semiconductor design Partners, to address this challenge by bringing commonality across the hardware and software standards that exist for the interconnect of such cores.

As well as this collaboration on DSP and microprocessor core integration, ARM is working independently on system-wide, on-chip multi-core debug and trace solutions that will address and unify other SoC technology aspects such as bus architecture, debug and real-time trace. This solution will define how each of the elements within an SoC interact more efficiently and will enable each element to be monitored and optimized through one single source. This advanced debug and trace capability will be key to the final DSP specification.

"As devices get smarter and offer new levels of functionality, the ability to integrate microprocessor and DSP cores becomes increasingly important," said Matthew Byatt, DSP program manager, ARM. "Integration of these two major elements is now a serious design consideration and this collaboration will enable us and our Partners to develop a standard DSP integration specification that will significantly advance the capabilities of the next generation of digital electronic-based devices."

"In a similar way that the AMBA(TM) methodology brought time-to-market benefits to system interconnect, this specification will further accelerate the time-to-market for multi-core and DSP designs," added Byatt.

"The majority of our SoC customers require a readily integrated controller and DSP subsystem. The convergence of ARM and ZSP hardware and software will significantly shorten time-to-market and save system development cost," said Tuan Dao, vice president, DSP Products Division, LSI Logic. "LSI Logic and ARM have years of experience in working together and leading the industry in SoC and ASIC. This experience can now be combined to offer out-of-the-box solutions of the two most critical processing engines in integrated circuits."

"With our leadership in the DSP licensing market, we understand fully the design issues surrounding integration of DSPs with microprocessor cores such as ARM technology," said Sean Mitchell, VP, Strategic Marketing, ParthusCeva. "Coupled with ARM's leading position in the embedded microprocessor market, our expertise in embedded DSP markets and the expertise of the other partner in the collaboration, will enable us to successfully develop and deliver an optimized industry standard that will solve a major industry design problem."

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

                                      ENDS

ARM is a registered trademark of ARM Limited. PrimeXsys and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and
Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China. Consulting (Shanghai) Co.Ltd.

                                                                          Item 8

UNDER EMBARGO UNTIL 10AM UK TIME ON TUESDAY, 22 APRIL 2003

Key message notes for journalists and analysts:

o Canon and Be4 are new members of the PrimeXsys Community Program and bring unique expertise in audio technology, expanding the scope of the program.

o Through the PrimeXsys Community Program, ARM Partners are enabling the latest generation of consumer electronics and gaming devices built on the ARM architecture

o The PrimeXsys Community Program enables OEMs to develop and market advanced devices in less time and at less expense

o Member companies now have access to Canon's industry-leading speech recognition and Be4's advanced "3D" audio technology


           CANON RESEARCH AND BE4 JOIN ARM PRIMEXSYS COMMUNITY PROGRAM
     New Partners are first to bring audio expertise for consumer and gaming applications to PrimeXsys Program

CAMBRIDGE, UK - Apr. 22, 2003 - ARM [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced at Embedded Systems Conference, San Francisco, that Canon Research Centre Europe Ltd., (CRE), and Be4 Ltd., have joined the ARM(R) PrimeXsys(TM) Community Program, bringing with them significant expertise in speech recognition and advanced mobile audio technology. As a new Program member, CRE has ported its speech recognition IP to the ARM PrimeXsys Platform, which is the first time Canon has offered developers access to such proprietary solutions through an open platform. Be4 is currently porting its 3D audio engine named "MPulse(TM)" to the Platform, enabling manufacturing and developers to incorporate, for the first time, rich, 3D sound in mobile devices such as cellular phones, game pads and PDAs. Together, CRE and Be4 are expanding the scope of the PrimeXsys Community Program to include important next-generation audio capabilities.

"The addition of CRE and Be4 to the ARM PrimeXsys Community is an important milestone in the evolution of this Program," saidGeorge Milne, PrimeXsys Community Program manager, ARM. "Both companies bring valuable expertise in mobile audio technology that will assist developers in creating the most advanced consumer electronics and gaming devices possible. As membership of the PrimeXsys Community Program continues to grow, Partner companies benefit from an expanding pool of support services, as well as pre-ported IP solutions that reduce costs and accelerate the product development process."

CRE's main focus is investigating issues relating to the usability and accessibility of information on networks under the theme of Information Interaction. Speech recognition, and in particular, its use in providing alternative user interfaces for consumer electronics and the latest mobile devices, is an important part of the R&D activities at CRE.

"Membership of the PrimeXsys Community Program broadens access to Canon's leading-edge speech recognition technology," said Andy Szeliga, president, Canon Research Centre Europe. "Our unique solutions are now available to a global network of engineers developing products based on ARM embedded microprocessor cores."

As the creator of MPulse, a proprietary audio processing technology, Be4 has pioneered the delivery of dynamic and realistic 3D audio through a software-based processing algorithm that runs on the target CPU and processes audio in real time. MPulse technology provides a powerful API, enabling developers to significantly enhance the mobile gaming experience with 3D audio, as well as enrich music playback with 3D audio effects. ARM is the only processor architecture supported by Be4.

"Audio is one of the dominant technologies of the mobile world, with ring tones, music playback and games all requiring sophisticated audio processing IP," said Giora Naveh, CEO, Be4. "MPulse technology is designed to take mobile audio to the next level and our participation in the ARM PrimeXsys Community Program will enable developers worldwide to significantly enhance the audio capabilities of their respective devices."

The ARM PrimeXsys Community Program provides a range of support services tailored to the design community, making the PrimeXsys Platform an even more compelling choice for developers, semiconductor vendors and OEMs looking for pre-ported IP solutions, which run on a standard open platform. The Community requires Partners like Canon Research Europe and Be4 to perform a port of their technology to the platform and submit the result for a compatibility check by ARM.

The PrimeXsys Community Program has been designed to service the requirements of PrimeXsys Platform licensees and their OEM customers. Community Partners, the software and hardware IP providers that integrate their products with the PrimeXsys Platform or specialist tool/service providers bring their specialist expertise to PrimeXsys technology-based SoC devices or OEM products. The Program already includes support across operating systems, real-time video technology and modules including Bluetooth GPS and DiskOnChip support from a wide range of third parties.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

About Be4
Be4 is a leading provider of 3D audio solutions optimized for mobile devices. Be4's solutions are software based, fully compatible and designed for easy integration with mobile device platforms and operating systems. MPulseTM, recently released by Be4, is the first 3D audio engine to enable developers to add 3D audio to mobile games and music applications. For manufacturers, operators and content developers, Be4's audio solutions are innovative, cost-effective and flexible means of offering exciting new services to generate additional traffic and increase revenues. More information on Be4 and MPulseTM is available at www.mpulsezone.com

About Canon Research Center Europe Ltd.
Canon Research Center Europe Ltd. (CRE) was Canon's first R&D laboratory to be established outside Japan. Officially opened in 1989, CRE undertakes a range of research and development projects for Canon and has worked in many technology areas ranging from speech recognition to 3D graphics.

The results of CRE's research have been focused both externally to and internally within Canon to deliver both new products and new features on products, including voice dialing on fax machines. CRE is a wholly owned Canon subsidiary and is based in Berkshire, UK.

For more information, visit the CRE website at: www.cre.canon.co.uk


                                      ENDS


ARM is a registered trademark of ARM Limited. PrimeXsys is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq:
ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 9

UNDER EMBARGO UNTIL 10AM UK TIME ON TUESDAY, 22 APRIL 2003



                  APTIX JOINS ARM PRIMEXSYS COMMUNITY PROGRAM

       Two companies to provide powerful pre-silicon prototyping solution for customers developing embedded SoC products using the ARM PrimeXsys Platform

SAN JOSE, Calif. AND CAMBRIDGE, UK - Apr. 22, 2003 - Aptix Corporation, a leading supplier of pre-silicon prototyping tools and platforms for embedded system-on-chip (SoC) design, and ARM, [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced at Embedded Systems Conference, San Francisco, that Aptix has joined the ARM(R) PrimeXsys(TM) Community Program. In addition, the two companies have signed an agreement to further the adoption of the ARM PrimeXsys Platform through the development and demonstration of pre-silicon prototyping. ARM will use Aptix Software Integration Station(TM) products in its sales offices worldwide to demonstrate the functionality of design data and hardware for PrimeXsys Platform designs. Aptix will also be able to demonstrate the solution to its current and potential customers.

The combination of technologies will enable designers of complex ASIC/SoC design incorporating the PrimeXsys Platform IP to develop full system prototypes in a faster, more efficient way.

"The ARM PrimeXsys Platform is extremely popular with our customers because it provides system developers with a suite of pre-validated software and verification IP," said Dr. Amr Mohsen, chairman and CEO, Aptix. "We have previously worked with ARM to support mutual customers on several design projects. This agreement will let us provide a higher level of integrated support to our mutual customers."

Using Aptix System Explorer(TM), engineers can build a complete pre-silicon prototype of their PrimeXsys Platform-based design, integrate other IP, run their selected operating system and application software, and validate their design under real-world conditions--all before any silicon is available. Then, multiple development platforms can be delivered to software engineers using the Aptix Software Integration Station(TM) or custom printed circuit boards created with Aptix Prototype Studio/PCB.

"ARM and Aptix have a common base of customers that have already created pre-silicon prototypes of their PrimeXsys Platform-based designs using Aptix products," said John Rayfield, VP, US Marketing, ARM. "Our partnership with Aptix will now enable developers to create prototypes more quickly and efficiently, giving them more time to develop their embedded application software before actual silicon of their SoC design is available. This is another example of the PrimeXsys Community Program creating additional value for the licensees of PrimeXsys Platforms."

The PrimeXsys Platform is based around the ARM926EJ-S(TM) microprocessor core, which incorporates ARM Jazelle(R) technology for Java acceleration, a multi-layer AMBA(TM) bus and PrimeCell(R) peripherals.

Availability
The new solution will be available from Aptix from the end of April 2003.


About Aptix
Aptix Corporation is a leading provider of high-performance pre-silicon prototype (PSP) solutions to System-on-Chip (SoC) developers, enabling them to accelerate their time-to-market, reduce costs and improve their product performance. Aptix's reconfigurable and portable PSPs enable hardware developers to integrate custom logic and to verify and debug complex SoC designs in a real-world environment and software developers to accelerate the firmware and application software development timeline. In addition, these flexible prototypes can be deployed for field-testing and to multiple customers for evaluation, providing a development head start. Visit Aptix on the web at http://www.aptix.com. Aptix is headquartered at 1338 Ridder Park Drive, San Jose, CA 95131.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

                                      ENDS


Aptix is a registered trademark of Aptix Corporation. System Explorer, Aptix Prototype Studio and Software Integration Station are trademarks of Aptix Corporation.

ARM, PrimeCell and Jazelle are registered trademarks of ARM Limited. ARM926EJ-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.


All other registered trademarks or trademarks are property of their respective owners.

Information Contact, Aptix:
Georgia Marszalek, ValleyPR for Aptix, Tel: +1 650 345 7477,
Georgia@ValleyPR.com


Information Contact, ARM: Agencies - please add appropriate contact details.

                                                                         Item 10



Media Contact:                                         Oki Contact:
Karen Davis                                            Alain Dangerfield
Neale-May & Partners                                   Oki Semiconductor
(650) 328-5555, ext. 115                               (408) 737-6347
kdavis@nealemay.com                                    alain.dangerfield@oki.com


                     EMBARGOED UNTIL APRIL 23, 2003 RELEASE

            Oki Semiconductor and ARM Announce RealView Developer Kit
                    for Oki's advantage microcontrollers(TM)


SUNNYVALE, CA, AND CAMBRIDGE, UK - April 23, 2003 - Oki Semiconductor, a leading technology partner for the new era of digital communications and convergence, and ARM, [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, today announced at Embedded Systems Conference, San Francisco, the development of the ARM(R) RealView(R) Developer Kit for Oki, designed specifically as a complete, cost-effective solution for Oki's advantage microcontroller(TM) family of general-purpose MCU products. The ARM RealView Developer Kit for Oki, in combination with the ARM7(TM) core family-based ML674K and ML675K series of microcontrollers, is aimed at designers seeking 32-bit CPU performance at a price that is highly competitive with 8-bit and 16-bit products.

The ARM RealView Developer Kit for Oki, configured for Oki's advantage microcontroller family, is a comprehensive tools package for writing, compiling, debugging and integrating systems based on Oki's ARM7 family-based general purpose microcontroller products. The kit is based on components of the ARM RealView development solution, with functionality tailored to the specific requirements of Oki advantage microcontroller products. The RealView Developer Kit reduces the barrier of entry to development tools for a large segment of the market, and is flexible enough to enable companies to easily and cost-effectively switch from proprietary designs to ARM solutions.

"This announcement further strengthens Oki's strategy for enabling our customers to make the transition from proprietary 8-bit and 16-bit CPU designs to MCUs based on the industry's leading 32-bit RISC architecture," said Mitchell Le, senior product marketing manager, Oki Semiconductor. "Our affordable general purpose advantage microcontrollers, based on the ARM7 family, combined with a specially priced and designed ARM RealView Developer Kit, offers an extremely compelling solution to any designer seeking an optimal combination of performance and price."

The ARM RealView development solution provides a complete solution for creating applications for the ARM architecture, and is comprised of RealView Compilation Tools and a powerful GUI-based RealView Debugger. The complementary ARM RealView ICE Micro Edition module provides JTAG run control through a standard 8 MHz JTAG TAP at data rates of 100 KB/second. The industry-leading optimization facilities of the RealView Compilation Tools helps the developer to reduce system memory cost, through smaller code size and increased system performance without a dramatic increase in power consumption.

"Oki's introduction of the ARM7 core-based advantage microcontroller products takes advantage of the migration from 16- to 32-bit microcontrollers. Now, by offering this ARM RealView Developer Kit for Oki, they will be able to provides their customers with even greater benefits," said Brian McAllister, worldwide business development manager, Development Systems, ARM. "Designers of Oki-based ARM Powered(R) systems will realize improvements in performance, efficiency and time-to-market at a suitable price point as a result of using our RealView development solution."

On February 10, 2003, Oki announced the ML674001, ML67Q4002 and ML67Q4003 as part of a strategy to make its ARM7 core-based family of microcontrollers the new standard for low-cost MCU design, much like the 8051 set the standard for the 8-bit architecture. The new ML674K series of MCU solutions, and Oki's newly introduced ML675K series with even higher performance, provide better alternatives to proprietary architecture in great part because of the higher performance, wider industry support, more ready-to-use software applications and a range of tools from third-party vendors.

Availability
The ARM RealView Developer Kit for Oki will be available in June 2003 for Oki Semiconductor's ML674000, ML674001, ML67Q4002, ML67Q4003, ML675001, ML67Q5002,
ML67Q5003 MCUs. Further discounted pricing is available for a 45-day evaluation period.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/

About Oki Semiconductor
Building on Oki's century-long commitment to communications technologies and markets, Oki Semiconductor designs and markets a broad line of advanced integrated circuits for telecommunications, automotive, computer and consumer products. Oki's product lines include telecommunications, RF, speech synthesis, ASIC, microcontroller, display drivers, and memory devices, offered in a variety of creative packages. Founded in 1977 and headquartered in Sunnyvale, Calif., Oki Semiconductor is a division of Oki America Inc., which is a wholly owned subsidiary of Oki Electric Industry Co, Ltd. Oki has ISO-9000 and QS9000-certified manufacturing facilities in Japan and Thailand. Information on Oki Semiconductor and its products is available through its web site at: http://www.okisemi.com/us.

           Oki Semiconductor...the Right Partner for a Digital WorldTM


ARM, ARM Powered, ARMulator and RealView are registered trademarks of ARM Limited. ARM7 and RealViewICE are trademarks of ARM Limited. ARM is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea LTD.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co Ltd.

All other brands or product names are the property of their respective holders.

                                                                         Item 11


UNDER EMBARGO UNTIL 10AM UK TIME, MONDAY, 29 APRIL 2003

Key message notes for journalists and analysts:

o This announcement sees ARM strengthening its position in the high-volume Taiwanese market. Winbond is ARM's 13th licensee in Taiwan, and eight of these have already taken further microprocessor licenses.

o This is Winbond's second ARM license (the first was for the ARM7TDMI core). This agreement, for Winbond networking products, demonstrates the expanding demand for the ARM architecture for applications beyond wireless.

o Winbond is the single largest supplier of branded Integrated Circuits in the Taiwan and China regions. This agreement proves the growing demand for ARM's leading microprocessor in the Asia Pacific region, one of the world's fastest growing technology markets.


         TAIWAN'S WINBOND LICENCES ARM CORE FOR NETWORKING APPLICATIONS

CAMBRIDGE, UK AND HSINCHU, TAIWAN - Apr. 29, 2003 - ARM, [(LSE:ARM) (Nasdaq:
ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and Winbond, Taiwan's largest supplier of integrated circuits, today announced at N+I, Las Vegas, NV., that Winbond has licensed the ARM946E-S(TM) microprocessor core for IA and networking applications, such as printer servers, file servers, IP Cam for information appliances and residential gateways for broadband access. Winbond previously licensed the ARM7TDMI(R) core and the licensing of this core further demonstrates Winbond's commitment to the ARM(R) architecture.

Current analog modem technology is not suited to the increasing memory demands of applications such as streaming video, MP3 files, digital photographs, video-on-demand, and online gaming. Instead, residential gateways will give home users access to a wide array of rich, Internet-based content. They will also enable consumers to quickly and easily create home networks by connecting audio devices, PCs, PDAs, cameras, and other digital appliances. Other benefits are added server and storage functions that enable home security and automation, utility monitoring and control, interactive electronic gaming and online commerce.

"More and more people using technology in the home expect fast, inexpensive access to the Internet, and this demand is driving the development of ever more powerful devices. Our ongoing partnership with ARM is key to enabling this vision," said Stephen Huang, assistant vice president of Winbond. "The high performance, low-power ARM946E-S core enables Winbond to move the Internet deeper into the home, giving us the flexibility we need to provide video and audio decoding, as well as efficient home networking for multimedia content."

Winbond Electronics Corporation was established in Hsinchu in 1987, and has since grown to become Taiwan's leading branded semiconductor company, designing and fabricating its own logic ICs and also non-volatile memory and DRAM ICs, as well as supplying these technologies to other manufacturers. Winbond is also a significant supplier of networking ICs, and has licensed the ARM946E-S microprocessor core to develop future networking products. Taiwan has one of the highest rates of broadband penetration in the world, with almost 20 percent of Internet users having high-speed broadband access, according to figures from the International Telecommunications Union (ITU).

"Through ARM's partnership with industry leaders such as Winbond, we have built a strong network of Partners in Taiwan," said Philip Lu, President, ARM Taiwan. "Winbond became an ARM Partner in 2001 when it licensed the ARM7TDMI(R) core, and this second license demonstrates its continuing commitment to the ARM(R) architecture. The applications and end devices that are possible with cores such as the ARM946E-S processor, with its advanced media processing capabilities, will keep Winbond at the forefront of technology."

Winbond plans to have residential gateway products based on the ARM946E-S core available by the end of the year. The product will also work as a VPN router. It has a USB1.1 host port so it will also work as an IP Cam as well as a printer or file server.

About Winbond
Winbond Electronics Corporation was founded in 1987 and is based in the Hsinchu Science-Based Park, Taiwan. It has since become the largest branded IC Company in Taiwan, offering a broad range of micro controller-based consumer IC, PC and peripheral ICs, network access IC and memory ICs. Winbond is a market leader in PC I/O controllers and speech synthesizers in Taiwan and East Asia. Currently, Winbond has three wafer fabs in operation and utilizes process technology down to 0.13 micron. With more than 3,800 employees worldwide, the Company has subsidiaries in San Jose, USA; Japan; Hong Kong and Shanghai, China. Further information is available at: www.winbond.com

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/


                                    - ends -

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM946E-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                         Item 12


UNDER EMBARGO UNTIL 10AM UK TIME, TUESDAY, 29 APRIL 2003

Key message points for journalist and analysts:

o Synad's license of the ARM922T core reinforces ARM's strong position in the wireless LAN space

o Synad is a new ARM Foundry Program licensee in the WLAN space, serving market for 802.11A/B/G applications; reinforcing the Program's ability to enable fabless companies in emerging markets the ability to gain access to ARM processor technology

o Synad chose the ARM922T core for its performance, power consumption, debug tools, ease of use and efficiency of the ARM software implementation using chip memory - reinforcing our corporate message of the value of a full solution, more than the core alone

o    Synad can use the solution for both client and Access Point solutions


            SYNAD LICENSES ARM922T CORE FOR WIRELESS LAN APPLICATIONS

        Flexible ARM core-based implementation enables two-chip solution for both clients and access points

CAMBRIDGE AND READING, UK - Apr. 29, 2003 - ARM, [(LSE: ARM) (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and Synad, a fabless Wireless Local Area Network (WLAN) system-on-chip (SoC) company, today announced at Network World+Interop, Las Vegas, NV, that Synad has licensed the ARM922T(TM) embedded processor core for use in its Mercury 5G WLAN 802.11a, b and g chip set. Synad is deploying the ARM922T embedded processor core to run the 802.11a/b/g Media Access Control
(MAC) and support all key wireless network security features including TKIP, AES, WPA and 802.1x.

"Synad's vision is to deliver seamless connectivity at work, at home and in public places. Utilizing the ARM922T core through the ARM(R) Foundry Program has substantially reduced our product development time in order to deliver on this vision," said Kevin Mapplebeck, vice president, Marketing, Synad. "In addition, the ARM922T core's superior performance, power consumption capabilities, efficiency of the software implementation using on-chip memory and debug tools have enabled Synad to offer the market a technically superior product."

"ARM continues to win designs in the fast-growing WLAN marketplace, as networking companies require high-performance, low-power microprocessor cores to design flexible MAC solutions for 802.11 a, b and g," said Denise Kerstein, networking segment manager, ARM. "The technical suitability of ARM cores for networking applications, the range of system level components and solutions we offer to speed design, and our flexible licensing programs, enable burgeoning companies like Synad to embrace and deliver advanced solutions for key market applications like WLAN."

The ARM922T hard macrocell is suitable for a wide range of platform Operating System-based applications. Based around the high-performance ARM9TDMI(R) 32-bit RISC CPU, the ARM922T core features instruction and data caches, a memory management unit (MMU) to enable support for all major OSs, AMBA(TM) bus-compliant interfaces, and support for the ARM real-time trace technology with the optional ETM9(TM) product and the Embedded Trace Macrocell(TM) product.

About the ARM Foundry Program
The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology for use in the design and manufacture of advanced system-on-chip
(SoC) solutions. This licensing program offers a flexible partnership model that accelerates the time-to-market for ARM core-based designs and enables fabless semiconductor companies, which do not have access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. Unlike a traditional ARM license, where a licensee gains both manufacturing and design rights, the ARM Foundry Program builds a three-way Partnership between ARM, an approved silicon foundry and the fabless semiconductor company. There are currently 52 Partners and 7 Approved Foundries in the Program, which was launched in 2000. ARM now offers the ARM7TDMI(R) core, the ARM922T core, the ARM946E (TM) core and the ARM1022E(TM) core through the Program.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/

About Synad
Synad is a fabless semiconductor company that develops products to deliver seamless connectivity in the wireless local area network (WLAN) environment based on its core competences in RF CMOS, system and software design. Its first product is Mercury, a highly innovative two chip dual band solution that delivers connectivity and interoperability between 802.11a, 802.11b and the draft 802.11g standards. Synad is driving wireless industry standards worldwide through active participation in IEEE 802.11 Task Groups and the Wi-Fi Alliance. For further information check: www.synad.com


                                      ENDS

ARM, ARM7TDMI and ARM9TDMI are registered trademarks of ARM Limited. ARM922T, ARM946E, ARM1022E, ETM9, Embedded Trace Macrocell and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq:
ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                         Item 13


                SAVAJE LICENSES ARM SWERVE i3D CLIENT TO DELIVER
               INTERACTIVE 3D JAVA APPLICATIONS ON MOBILE PHONES

CAMBRIDGE, UK - May 2, 2003 - ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32 bit embedded RISC microprocessor solutions, today announced that SavaJe Technologies, developers of a universal open Java(TM) applications platform and operating system (OS) for wireless devices, has licensed the ARM(R) Swerve i3D Graphics Client to embed into the SavaJe technology platform.

The ARM Swerve i3D Graphics Client, developed by ARM in collaboration with interactive 3D technology enabling specialist Superscape plc (LSE: SPS), generates and manages interactive 3D scenes on wireless handsets. The software solution enables efficient download of compressed 3D applications to ARM core-based wireless devices over 2.5G and 3G cellular networks.

"Delivering an innovative 3D experience on power-constrained mobile devices presents a significant challenge for hardware and software developers," said Mike Inglis, EVP, Marketing, ARM "Through our close co-operation with Superscape, we have been able to develop the ARM Swerve i3D Graphics Client, providing Partners like SavaJe with a compelling solution to meet these challenges."

The SavaJe Java platform, developed for the next generation of smart phones, comprises a rich set of Java APIs, including MIDP 2.0 and Personal Profile, and an operator-customisable User Experience layer consisting of GUI and applications written completely in Java. The SavaJe Operating System (OS) provides a wireless environment utilizing the full capabilities and functionality of Java technology. It is completely self-sufficient, requiring no other kernel or OS.

"We are licensing the interactive 3D engine from ARM as a key component of our rich Java platform for SmartPhones," said George Grey, president of SavaJe. "The ARM Swerve i3D technology enables a new level for standards-based Java gaming and user interface options, to turn mobile phones into next generation consumer devices."

"SavaJe's selection of the ARM Swerve i3D Client, developed by Superscape, further demonstrates the technology's penetration into this market," said Kevin Roberts, CEO, Superscape plc.

Optimized for the ARM architecture, the SavaJe platform supports over-the-air delivery of applications and all the related `back-office' provisioning requirements. It has been specifically designed to enable wireless operators and OEMs to completely customize a user's mobile phone experience with branded interfaces, services and applications. SavaJe is currently working with major carriers and OEMs to deploy the SavaJe platform onto a number of multi-function handsets.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

                                    - ends -

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.